TESCO

08002771

SUPPL

RECEIVED
2008 MAY 22 P 2:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 May 2008

TESCO STRENGTHENS POSITION IN SOUTH KOREA

Tesco has today announced the acquisition, subject to the usual regulatory approvals, of 36 Homever stores in South Korea from the E-Land Group, for a total consideration of £958 million, including existing debt.

The Homever stores, most of which were formerly Carrefour hypermarkets, have a total sales area of 3.0 million square feet, plus a further 1.3 million square feet of adjacent shopping mall space. 21 of the stores are freehold or ground leases and the remaining 15 are leasehold. Most of the stores will be converted to the Homeplus format over the next twelve months.

The acquisition and conversion of these large hypermarkets, twenty of which are in the Greater Seoul and Gyeonggi metropolitan area, will strengthen Homeplus' position in the market. The introduction of the stronger Homeplus format will drive sales and deliver synergies for the combined business and it is expected that the acquisition will be broadly earnings neutral in the second year after acquisition, and enhancing thereafter.

Terry Leahy, Chief Executive of Tesco, commented:

"After nine years of successful development in South Korea, Samsung Tesco is now a substantial business and our leading international operation. This acquisition of high quality assets is an important strategic move, which will allow us to accelerate our growth in this key market and deliver a much stronger offer for customers as we convert the stores to Homeplus. It also demonstrates our continued commitment to invest into South Korea."

SH Lee, President and CEO of Samsung Tesco, commented:

"This deal is good news for the Korean consumer, our employees and Homeplus. It will enable us to offer our customers a better shopping experience with improved product range, prices and services. We plan to integrate the businesses to create one team, providing excellent development opportunities for Homeplus and Homever staff."

Contacts:

Media:	Jonathan Church	01992 644645
	Chris Griffith	01992 644887
Investor relations:	Steve Webb	01992 644800

dw 5/23

Notes to editors

Tesco

Tesco is the UK's largest retailer and one of the world's leading international retailers. We have a five part strategy for long term growth:

- become an international retailer
- maintain a strong core UK business
- be as strong in non-food as in food
- develop retailing services
- put community at the heart of what we do

The Tesco Group had sales of £51.8 billion with pre-tax profits of £2,846 million in the year to February 2008. As at February 2008, we had 3,729 stores, employing over 440,000 people in 13 countries. This includes 2,115 stores in the UK, 747 stores in the rest of Europe (Czech Republic, Hungary, Ireland, Poland, Slovakia and Turkey) and 814 stores in Asia (China, Japan, Malaysia, South Korea and Thailand). We launched a new business in the United States in November 2007 through the development of a new convenience format. We are the market leader in six of the countries we trade in. Tesco is a multi-format business, operating hypermarkets, superstores, supermarkets and convenience stores.

Samsung Tesco

Established in 1999, Samsung Tesco now has 66 Homeplus hypermarkets and 72 Homeplus Express stores throughout South Korea, employing nearly 13,000 people. Sales in the year to February 2008 were £2.7 billion (excluding VAT). The business was one of the first of Tesco's international businesses to launch an online shopping business and has moved into other retailing services such as banking and travel services. Homeplus is also renowned for being a leader in Corporate Social Responsibility in South Korea, with culture centres at 60 of its hypermarkets providing education and community activities for over half a million adults and children across the country.

South Korea

South Korea is one of the wealthiest countries in Asia, with a population of nearly 50 million people, with the economy ranked 13th in global GDP and currently growing at between 4 and 5% per annum. The grocery market is worth over $100 billion per year. The country is one of the most urbanised countries in Asia, with around half the population living in the six largest cities.

END